Filed by abrdn Global Income Fund, Inc. and abrdn Asia-Pacific Income Fund, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

(the “Exchange Act”)

Subject Companies:
abrdn Global Income Fund, Inc.
File No. 811-06342
abrdn Asia-Pacific Income Fund, Inc.
File No. 811-04611

Press Release

FOR IMMEDIATE RELEASE

For More Information Contact:

Aberdeen Investments U.S. Closed-End Funds

Investor Relations

1-800-522-5465

Investor.Relations@aberdeenplc.com

ABRDN GLOBAL INCOME FUND, INC. (“FCO”) ANNOUNCES A PROPOSED MERGER INTO ABRDN ASIA-PACIFIC INCOME FUND (“FAX”)

(Philadelphia, September 11, 2025) – The Boards of Directors of abrdn Global Income Fund, Inc. (NYSE American: FCO) (the “Acquired Fund”) and abrdn Asia-Pacific Income Fund, Inc. (NYSE American: FAX) (the “Acquiring Fund”) announce today that each have approved the merger of FCO into FAX (the “Reorganization”). The proposed Reorganization is subject to the receipt of necessary Acquired Fund shareholder approvals.

There are no proposed changes to the current objectives or policies of FAX as a result of the Reorganization. Individually, each Fund’s Board believes that the Reorganization is in the best interest of their Fund’s shareholders. The Reorganization is intended to be treated as tax-free reorganization for U.S. federal income tax purposes.

Additional information regarding the Reorganization will be presented in a prospectus/proxy statement to be sent to FCO shareholders (the “Proxy Statement”). FCO shareholders of record on September 11, 2025 will be asked to vote on the Reorganization at a special shareholder meeting currently targeted for December 10, 2025.

Shareholders of FAX are not required to vote on the issuance of shares in connection with the Reorganization.

The Proxy Statement has yet to be filed with the U.S. Securities and Exchange Commission (the “SEC”). After the Proxy Statement is filed with the SEC, it may be amended or withdrawn. The Proxy Statement will not be distributed to shareholders of the Acquired Fund unless and until a Registration Statement comprised of the Proxy Statement is declared effective by the SEC.

Important Information

In the United States, Aberdeen Investments is the marketing name for the following affiliated, registered investment advisers: abrdn Inc., abrdn Investments Limited and abrdn Asia Limited.

The information in this press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed combination, the Acquired Fund and the Acquiring Fund plan to file with the SEC a combined prospectus/proxy statement. When the prospectus/proxy statement becomes available, shareholders are advised to read it because it will contain important information about the proposed transaction and related matters. The prospectus/proxy statement, when available, will be available for free at the SEC’s website www.sec.gov.

Closed-end funds are traded on the secondary market through one of the stock exchanges. A Fund’s investment return and principal value will fluctuate so that an investor’s shares may be worth more or less than the original cost. Shares of closed-end funds may trade above (a premium) or below (a discount) the NAV of the fund’s portfolio. There is no assurance that a fund will achieve its investment objective. Past performance does not guarantee future results.

Closed-End Funds | Aberdeen

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